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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

   Dime Capital Partners, Inc.
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   (Last)               (First)                 (Middle)

    1401 Valley Road
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                                    (Street)
    Wayne                NJ                      07470
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   2/15/00
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   ImageMax, Inc. - IMAG
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [X]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)

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7.  Invidividual or Joint Group Filing (Check Applicable Line)

    X  Form filed by One Reporting Person
    __ Form filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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


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9% Convertible Subordinated
Promissory Note          2/15/00(1)                  Common Stock           1,228,571(2)        $3.50          D
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
Explanation  of  Responses:

(1) The outstanding principal and accrued interest owed to Dime Capital Partners, Inc. under the 9% Subordinated Convertible Promissory Note (the "Note") may be converted into shares of common stock, no par value ("Common Stock"), of ImageMax, Inc. at a price of $3.50 per share at any time prior to repayment of all amounts due under the Note.

(2) Dime Capital Partners, Inc. is the holder of the Note. Pursuant to the express terms of the Note, Dime Capital Partners, Inc. has the right to acquire 1,228,571 shares of Common Stock of ImageMax, Inc. upon conversion of the principal amount of the Note at the conversion price of $3.50 per share. As a result, Dime Capital Partners, Inc. is the beneficial owner (as defined in Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended) of 1,228,571 shares of Common Stock of ImageMax, Inc.


     Dime Capital Partners, Inc.


     By: /s/Stephen M. Lane                                  April 13, 2000
        ---------------------------------------------      ---------------------
        **Signature of Reporting Person                       Date
        Stephen M. Lane, President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.